Exhibit 99.2

Chapter B of the Periodic Report

Directors' Report on the State of the Company's Affairs
for the six-month and three-month periods ended June 30, 2010

We respectfully present the Directors' Report on the state of affairs of Bezeq - The Israel Telecommunication Corp. Limited ("the Company") and the consolidated Group companies (the Company and the consolidated companies together are hereinafter referred to as “the Group"), for the six-month period ended June 30, 2010 and for the three-month period then ended ("Quarter").

The Directors' Report contains a condensed review of its subject-matter, and it assumes that the Directors' Report at December 31, 2009 is also available to the reader.

Commencing August 21, 2009, the Company ceased to consolidate the financial reports of D.B.S. Satellite Services (1998) Ltd. ("DBS"), and since that date its investment in DBS is stated by the equity method (see Note 4 to the financial statements). However, the Group continues to report on multi-channel television operations in its financial statements.

The Group's balance sheet at June 30, 2009 and the statements of cash flows for the period and the Quarter then ended, include DBS balances, while the income statement for the corresponding period and for the Quarter was restated and does not contain the results of DBS's operations as an ongoing operation.

The Group reports on four main segments in its financial statements:

1)	Fixed-line domestic communications

2)	Cellular

3)	International communications, internet and NEP services

4)	Multi-channel television

The Company has other areas of operation which are not material to the activities of the Group, and these are included in the financial statements as the “Other” business segment. This covers the operation of a portal and content sites and an online commercial site (through Walla), customer center services and investment in a venture capital fund.

Profit for the reporting period amounted to NIS 1,280 million1 compared with NIS 1,111 million in the corresponding period, an increase of approximately 15.2%. Profit attributed to the owners of the Company in the period was NIS 1,280 million, compared with NIS 1,149 million in the corresponding period, an increase of about 11.4%.

Profit for the reporting Quarter was NIS 638 million, compared with NIS 502 million in the corresponding quarter, an increase of approximately 27.1%. Profit attributed to the owners of the Company in the Quarter was NIS 638 million, compared with NIS 541 million in the corresponding quarter, an increase of about 17.9%.

The increase in profit in the period and in the Quarter stemmed primarily from a rise in revenue from ongoing operations and from other operations and a decrease in depreciation and amortization expenses, which were offset by an increase in operating and general expenses. Financing expenses also increased.

The increase in profit for the period and for the Quarter is in the fixed-line domestic communications segment, the cellular segment and the International communications, internet and NEP segment. See below for further details.

1	In this translation of the Directors' Report, all amounts should be understood by the reader to be rounded to the nearest million or thousand, as the case may be.

A.	Board of Directors' explanations for the state of the Company's affairs, the results of its operations, its equity, cash flows and other matters

1. Financial condition

a.
The Group's assets at June 30, 2010 amounted to NIS 13.82 billion, compared with NIS 14.62 billion on June 30, 2009, of which NIS 5.51 billion (40%) is property, plant and equipment, compared with NIS 6.17 billion (42%) on June 30, 2009.

The decrease in the Group’s assets stems from the termination of the consolidation of the results of operations of DBS in the Company's financial statements and the recording of the Company's investment in DBS by the equity method (DBS's assets at June 30, 2009 amounted to NIS 1.213 billion). The decrease is reflected mainly in property, plant and equipment and in broadcasting rights. Intangible assets also decreased, due to the write-off of goodwill. The decrease was offset by stating the investment in DBS at the date of exit from consolidation by the equity method at NIS 1.175 billion.

In addition, an increase of NIS 340 million in the Group's assets stemmed from the consolidation of the assets of Walla with those of the Group and recording surplus cost in intangible assets (see Note 5B to the financial statements). In addition, the assets of the cellular segment increased, an increase that was offset by a decrease in the assets of the fixed-line domestic communications segment (excluding investment in associates), and in the international communications, internet and NEP segment (excluding investment in associates), as explained below.

In the fixed-line domestic communications segment there was a decrease of NIS 144 million in assets, excluding investment in associates, compared with June 30, 2009, due mainly to a decrease in cash balances and in deferred tax balances, which were offset by an increase in the balances of property, plant and equipment and of intangible assets.

In the cellular segment, assets increased from NIS 4.77 billion on June 30, 2009 to NIS 4.85 billion at June 30, 2010. Most of the increase stems from a rise in customer balances, mainly due to an increase in revenue from sales of terminal equipment on installments.

In the international communications, internet and NEP services segment, assets (excluding investment in associates) decreased from NIS 1,062 million on June 30, 2009 to NIS 1,005 million at June 30, 2010. Most of the decrease stemmed from a decrease in cash balances, modified by additional acquisitions of capacity usage rights.

In the multi-channel television segment there was an increase in assets from NIS 1,213 million on June 30, 2009 to NIS 1,245 million at June 30, 2010, which stemmed mainly from an increase in net investment balances, intangible assets and property, plant and equipment.

b.
The Group's debt to financial institutions and debenture holders at June 30, 2010 amounted to NIS 5.23 billion, compared with NIS 5.92 billion on June 30, 2009. The decrease stemmed primarily from the termination of the consolidation of DBS (DBS's debt to financial institutions and debenture holders on June 30, 2009 was NIS 1.75 billion), and also from repayment of debentures in the fixed-line domestic communications segment and in the cellular segment.

Conversely, debt to financial institutions in the fixed-line domestic communications segment increased due to loans received from banks (see Note 13B to the financial statements).

2. Results of operations

a.	Result highlights

Condensed consolidated income statement:

	For the six months ended June 30				For the three months ended June 30,
	2010	2009	Increase		2010	2009	Increase
	NIS millions	NIS millions	(decrease)	Change	NIS millions	NIS millions	(decrease)	Change
Ongoing operations:
Revenue	5,896	5,663	233	4.1%	2,981	2,872	109	3.8%
Costs and expenses	4,032	4,046	(14)	(0.3)%	1,991	2,054	(63)	(3.1)%

Operating profit	1,864	1,617	247	15.3%	990	818	172	21.0%
Finance income (expenses), net	(13)	29	(42)	-	(35)	(1)	(34)	-

Profit after finance income (expenses), net	1,851	1,646	205	12.5%	955	817	138	16.9%
Equity in profits (losses) of associates	(109)	4	(113)	-	(86)	2	(88)	-

Profit before income tax	1,742	1,650	92	5.6%	869	819	50	6.1%
Income tax	462	443	19	4.3%	231	222	9	4.1%

Profit from ongoing operations	1,280	1,207	73	6.0%	638	597	41	6.9%
Profit (loss) from discontinued operations	-	(96)	96	100%	-	(95)	95	100%
Profit for the period	1,280	1,111	169	15.2%	638	502	136	27.1%
Attributed to:
Company owners	1,280	1,149	131	11.4%	638	541	97	17.9%
Non-controlling rights	-	(38)	38	100%	-	(39)	39	100%

Profit for the period	1,280	1,111	169	15.2%	638	502	136	27.1%

Earnings per share:
Base earnings per share (NIS)	0.48	0.44	0.04	9.1%	0.24	0.21	0.03	14.3%
Diluted earnings per share (NIS)	0.47	0.43	0.04	9.3%	0.24	0.20	0.04	20%

While most of the increase in the Group's revenue stems from the cellular segment, an increase was also recorded in the international communications, internet and NEP segment. The increase was moderated by a decrease in revenue in the fixed-line domestic communications segment.

The Group’s depreciation and amortization expenses in the first half amounted to NIS 691 million, compared with NIS 748 million in the corresponding period, a decrease of 7.6%.

The Group’s depreciation and amortization expenses in the Quarter amounted to NIS 348 million, compared with NIS 377 million in the corresponding quarter, a decrease of 7.7%.

The decrease stems from the fixed-line domestic communications segment.

The Group’s salary expense in the first half amounted to NIS 994 million, compared with NIS 989 million in the corresponding period, an increase of 0.5%.

The Group’s salary expense in the Quarter amounted to NIS 489 million, compared with NIS 484 million in the corresponding period, an increase of 1%.

The increase in the salary expense stems mainly from the "Other" segment, and is due to consolidation of the financial statements of Walla in the Group's consolidated financial statements, and was offset by a decrease in the salary expense in the fixed-line domestic communications segment.

The Group’s operating and general expenses in the first half amounted to NIS 2,442 million compared with NIS 2,325 million in the corresponding period an increase of 5%.

The Group’s operating and general expenses in the Quarter amounted to NIS 1,224 million compared with NIS 1,189 million in the corresponding quarter, an increase of 2.9%.

The increase is due mainly to an increase in expenses in the cellular segment, and also in the international communications, internet and NEP segment. The increase was moderated by a decrease in the expenses of the fixed-line domestic communications segment.

Revenue from the Group's other operations, net, in the first half amounted to NIS 95 million, compared with NIS 16 million in the corresponding period.

Revenue from the Group's other operations, net, in the Quarter amounted to NIS 70 million, compared with expenses of NIS 4 million in the corresponding quarter.

The increase stems from the international communications, internet and NEP segment and from the fixed-line domestic communications segment.

b.	Segments of operation

            Below are data by segment, presented in accordance with the Group’s segments of operation:

	1-6/2010		1-6/2009		4-6/2010		4-6/2009
Revenue by operating segment	NIS millions	% of revenue	NIS millions	% of revenue	NIS millions	% of revenue	NIS millions	% of revenue

Fixed-line domestic communications	2,611	44.3%	2,644	46.7%	1,307	43.8%	1,318	45.9%
Cellular	2,822	47.9%	2,611	46.1%	1,429	47.9%	1,346	46.8%
International communications, internet and NEP services	685	11.6%	651	11.5%	342	11.5%	327	11.4%
Multi-channel television	787	13.3%	760	13.4%	396	13.3%	376	13.1%
Other and offsets*	(1,009)	(17.1)%	(1,003)	(17.7)%	(493)	(16.5)%	(495)	(17.2)%
Total	5,896	100%	5,663	100%	2,981	100%	2,872	100%

* Offsets are mainly in respect of a segment that is an associate.

	1-6/2010		1-6/2009		4-6/2010		4-6/2009
Operating profit by operating segment	NIS millions	% of revenue	NIS millions	% of revenue	NIS millions	% of revenue	NIS millions	% of revenue

Fixed-line domestic communications	993	38.0%	871	32.9%	503	38.5%	434	32.9%
Cellular	684	24.2%	623	23.9%	362	25.3%	321	23.9%
International communications, internet and NEP services	182	26.6%	128	19.7%	121	35.4%	68	20.8%
Multi-channel television	66	8.4%	125	16.5%	7	1.8%	59	15.7%
Other and offsets*	(61)		(130)		(3)		(64)
Consolidated operating profit /% of Group’s revenues	1,864	31.6%	1,617	28.6%	990	33.2%	818	28.5%

* Offsets are mainly in respect of a segment that is an associate.

Fixed-line domestic communications segment

Revenue:

Segment revenue in the first half of 2010 totaled NIS 2,611 million compared with NIS 2,644 million in the corresponding period, a decrease of 1.2%.

Segment revenue in the Quarter totaled NIS 1,307 million compared with NIS 1,318 million in the corresponding quarter, a decrease of 0.8%.

The decrease in segment revenue stemmed primarily from a decrease in telephony revenues as a result of the fall in the number of lines and in call traffic, which was moderated by an increase in revenue from high-speed internet, data communication and transmission. In addition, revenue from interconnect fees to the cellular networks decreased in the first half compared with the corresponding period (with a corresponding decrease in the expense).

Costs and expenses:

Depreciation expenses in the first half of 2010 amounted to NIS 341 million compared with NIS 416 million in the corresponding period, a decrease of 18%.

Depreciation expenses in the Quarter amounted to NIS 171 million compared with NIS 205 million in the corresponding period, a decrease of 16.6%.

The source of the decrease is the end of depreciation of property, plant and equipment and a change in the salvage value of property, plant and equipment.

The salary expense in the first half of 2010 amounted to NIS 527 million, compared with NIS 542 million in the corresponding period, a decrease of 2.8%.

The salary expense in the Quarter amounted to NIS 250 million, compared with NIS 264 million in the corresponding quarter, a decrease of 5.3%.

The decrease in the salary expense in the half resulted mainly from an increase in salary attributed to investment as well as a decrease in the number of employees, which was moderated by a rise in salaries and a provision in respect of a retirement agreement with a previous CEO.

The decrease in the salary expense in Quarter stemmed primarily from revised provisions for employee benefits and the decrease in the number of employees, and was moderated by the rise in salaries.

Operating and general expenses in the first half of 2010 amounted to NIS 788 million compared with NIS 831 million in the corresponding period, a decrease of 5.2%.

Operating and general expenses in the Quarter amounted to NIS 396 million compared with NIS 411 million in the corresponding quarter, a decrease of 3.6%.

The decrease stems from a decrease in operating expenses due to the implementation of efficiency measures, as well as a decrease in royalty expenses following their reduction by 0.5%. In addition, interconnect fees to the cellular networks in the first half decreased in parallel with a decrease in revenue from interconnect fees.

Other net operating income in the first half of 2010 amounted to NIS 38 million, compared with income of NIS 16 million in the corresponding period.

Other net operating income in the Quarter amounted to NIS 13 million, compared with income of NIS 4 million in the corresponding quarter.

The increase stems mainly from reducing provisions for legal claims in the Quarter and a rise in capital gains from the sale of properties and copper, as well as profit from hedging transactions on the price of copper. The increase was moderated by a rise in expenses in respect of early retirement severance liabilities.

Operating profit:

Operating profit in the segment in the first half of 2010 amounted to NIS 993 million compared with NIS 871 million in the corresponding period, an increase of 14%.

Operating profit in the segment in the Quarter amounted to NIS 503 million compared with NIS 434 million in the corresponding period, an increase of 15.9%.

The increase stems from the changes described above in the revenue and expense items.

Cellular segment

Revenue:

Segment revenue in the first half of 2010 amounted to NIS 2,822 million compared with NIS 2,611 million in the corresponding half, an increase of 8.1%.

Segment revenue in the Quarter amounted to NIS 1,429 million compared with NIS 1,346 million in the corresponding quarter, an increase of 6.2%.

The segment's revenue from services in the half amounted to NIS 2,246 million, compared with NIS 2,069 million in the corresponding period, an increase of 8.6%.

The segment's revenue from services in the Quarter amounted to NIS 1,140 million, compared with NIS 1,050 million in the corresponding period, an increase of 8.5%. The increase in revenue from services is the result of an increase in the number of subscribers and in ARPU, which stemmed mainly from an increase in revenue from content services.

Revenue from the sale of terminal equipment in the half amounted to NIS 576 million compared with NIS 542 million in the corresponding period, an increase of 6.3%. The increase in revenue from the sale of terminal equipment is due mainly to the increase in the volume of sales.

Revenue from the sale of terminal equipment in the Quarter amounted to NIS 289 million compared with NIS 296 million in the corresponding quarter, a decrease of 2%. The decrease in revenue from the sale of terminal equipment is due mainly to the decrease in the volume of sales.

Costs and expenses:

Depreciation and amortization expenses in the first half of 2010 amounted to NIS 298 million compared with NIS 290 million in the corresponding quarter, an increase of 2.8%.

Depreciation and amortization expenses in the Quarter amounted to NIS 149 million compared with NIS 151 million in the corresponding quarter, a decrease of 1.3%.

The salary expense in the first half of 2010 and in the corresponding period amounted to NIS 299 million.

The salary expense in the Quarter amounted to NIS 149 million, compared with NIS 148 million in the corresponding quarter, an increase of 0.7%.

Operating and general expenses in the first half of 2010 amounted to NIS 1,541 million compared with NIS 1,399 million in the corresponding period, an increase of 10.2%. The increase stems mainly from a rise in service costs along with an increase in revenue from services (mainly call completion fees, content costs and roaming), and from an increase in the cost of terminal equipment, attributable to the increase in sales quantities and the increase in the costs of doubtful and bad debts.

Operating and general expenses in the Quarter amounted to NIS 769 million compared with NIS 726 million in the corresponding quarter, an increase of 5.9%. The increase stems mainly from a rise in the costs of services along with an increase in revenue from services (mainly call completion fees, content costs and roaming), which was offset by a decrease in the cost of terminal equipment due to the smaller quantities sold.

Operating profit:

Operating profit in the segment in the first half of 2010 amounted to NIS 684 million compared with NIS 623 million in the corresponding period, an increase of 9.8%.

Operating profit in the segment in the Quarter amounted to NIS 362 million compared with NIS 321 million in the corresponding quarter, an increase of 12.8%

The improvement in operating profit stems from the changes described above in the revenue and expense items.

International communication, internet and NEP segment

Revenue:

In the first half of 2010, segment revenue amounted to NIS 685 million compared with NIS 651 million in the corresponding period, an increase of 5.2%.

Segment revenue in the Quarter amounted to NIS 342 million compared with NIS 327 million in the corresponding quarter, an increase of 4.6%.

The increase in revenue in the reporting period stems primarily from growth in integration activities (IT and communications solutions for businesses) and data activities, as well as call transfer operations between carriers around the world (in the Quarter, these activities decreased compared with the corresponding quarter). Offsetting these was a decrease in revenue from outbound call minutes as traffic volume declined, and a decrease in revenue from inbound call minutes.

Costs and expenses:

Depreciation expenses in the first half of 2010 amounted to NIS 49 million, compared with NIS 40 million in the corresponding period, an increase of 22.5%.

Depreciation expenses in the Quarter amounted to NIS 26 million, compared with NIS 20 million in the corresponding quarter, an increase of 30%.

The increase in depreciation expenses stemmed mainly from the amortization of capacity usage rights, development expenses and subscriber acquisition costs.

The salary expense in the first half of 2010 amounted to NIS 126 million compared with NIS 123 million in the corresponding period, an increase of 2.4%.

The salary expense in the Quarter amounted to NIS 62 million compared with NIS 59 million in the corresponding quarter, an increase of 5%.

Operating and general expenses in the first half of 2010 amounted to NIS 385 million compared with NIS 360 million in the corresponding period, an increase of 7%.

Operating and general expenses in the Quarter amounted to NIS 189 million compared with NIS 179 million in the corresponding quarter, an increase of 5.6%.

The increase in these expenses parallels the increase in the segment's revenue.

Income from other operations, net, in the first half of 2010 and in the Quarter include a capital gain of NIS 57.4 million from revaluation of the holdings in Walla when control was assumed (see Note 5B to the financial statements).

Operating profit:

Operating profit in the segment in the first half of 2010 amounted to NIS 182 million compared with NIS 128 million in the corresponding period, an increase of 42.2%.

Operating profit in the segment in the Quarter amounted to NIS 121 million compared with NIS 68 million in the corresponding quarter, an increase of 77.9%.

The improvement in operating profit stems from the changes described above in the revenue and expense items.

Multi-channel television (stated by the equity method)

Revenue:

Segment revenue in the first half of 2010 amounted to NIS 787 million compared with NIS 760 million in the corresponding half, an increase of 3.6%.

Segment revenue in the Quarter amounted to NIS 396 million compared with NIS 376 million in the corresponding quarter, an increase of 5.3%.

The increase stems from a rise in revenue from premium channels and advanced products, as well as from an increase in the number of subscribers.

Costs and expenses:

Depreciation expenses in the first half of 2010 amounted to NIS 132 million compared with NIS 112 million in the corresponding period, an increase of 17.9%.

Depreciation expenses in the Quarter amounted to NIS 68 million compared with NIS 55 million in the corresponding quarter, an increase of 23.6%.

The increase is due to purchases of property, plant and equipment.

The salary expense in the first half of 2010 amounted to NIS 112 million compared with NIS 102 million in the corresponding period, an increase of 9.8%.

The salary expense in the Quarter amounted to NIS 56 million compared with NIS 49 million in the corresponding quarter, an increase of 14.3%.

The increase in the salary expense stemmed from the increased number of positions, mainly in the Customers department, due to preparation for entry into the world of VOD (customer service and technical array).

Operating and general expenses in the first half of 2010 amounted to NIS 477 million compared with NIS 421 million in the corresponding period, an increase of 13.3%.

Operating and general expenses in the Quarter amounted to NIS 265 million compared with NIS 212 million in the corresponding quarter, an increase of 25%.

The increase in these expenses stems from a provision for royalties in respect of copyright payable to AKUM see Note 5A to the financial statements).

Operating profit:

Operating profit in the segment in the first half of 2010 amounted to NIS 66 million compared with NIS 125 million in the corresponding period, a decrease of 47.2%.

Operating profit in the segment in the Quarter amounted to NIS 7 million compared with NIS 59 million in the corresponding quarter, a decrease of 88.1%.

The changes in operating profit stem primarily from the above-mentioned changes in the revenue and expense items.

c.	Finance expenses, net

The Group’s net finance expenses in the first half of 2010 amounted to NIS 13 million compared with net finance income of NIS 29 million in the corresponding period.

Net finance expenses in the Quarter amounted to NIS 35 million, compared with NIS 1 million in the corresponding quarter. Most of the change in net finance expenses stems from the fixed-line domestic communications segment, mainly as a result of hedging transactions on the CPI, an increase in credit at fixed and variable shekel interest, and from a decrease in finance income from shareholder loans to DBS.

Conversely, interest expenses and linkage differentials in respect of debentures decreased, due to a lower rate of rise in the CPI and a decrease in total liabilities.

d.	Income tax

The Group's tax expenses in the reporting period amounted to NIS 462 million, representing approximately 26.5% of pre-tax profit, compared with NIS 443 million and 26.8% of pre-tax profit in the corresponding period.

  3.          Equity

Equity attributed to the Company's owners at June 30, 2010 amounted to NIS 5.4 billion, constituting 39.1% of the total balance sheet, compared with NIS 5.2 billion on June 30, 2009 and 35.6% of the balance sheet. The increase in equity stemmed mainly from the Group's profit, most of which was offset by the distribution of a dividend of NIS 3.6 billion during the second half of 2009 and the first half of 2010.

  4.          Cash flow

Consolidated cash flow for the six-month and three-month periods ended June 30, 2009 included cash flow from the activities of DBS (see Note 4 to the financial statements for details of the amounts). Consolidated cash flow for the present reporting period does not include those activities.

Consolidated cash flow generated by operating activities in the first half of 2010 amounted to NIS 1,782 million, compared with NIS 2,033 million in the corresponding period, a decrease of NIS 251 million. Most of the decrease stems from termination of consolidation of the financial statements of DBS (in the corresponding period, cash flow of NIS 184 million generated by the operating activities of DBS was included). In addition, cash flow from the operating activities of the fixed-line domestic communications segment decreased, mainly as a result of a decrease in current liabilities and an increase in current assets. The decrease was moderated by a rise in the cash flow from operating activities in the cellular segment, resulting from changes in the working capital and an increase in net profit.

Consolidated cash flow from operating activities in the Quarter amounted to NIS 976 million, compared with NIS 808 million in the corresponding quarter, an increase of NIS 168 million. The increase stems from the fixed-line domestic communications segment, mainly due to timing differences in payment to suppliers and other payables between the first and second quarters, and from the cellular segment due to changes in the working capital – primarily from changes in customers and an increase in net profit. The increase in consolidated cash flow was partially offset by the termination of consolidation of the financial statements of DBS (in the corresponding quarter, cash flow of NIS 93 million generated by the operating activities of DBS was included).

Consolidated cash flow from operating activities is one of the sources for financing the Group's investments. In the reporting period these included NIS 607 million in the development of communications infrastructure and NIS 158 million in intangible assets and deferred expenses, compared with investment of NIS 756 million and NIS 156 million respectively in the corresponding period. In addition, NIS 30 million net was used in the Quarter for business combinations in the purchase of shares of Walla. In contrast, the cellular segment received net proceeds of NIS 110 million from the sale of an investment in a money market fund, compared with an investment of NIS 100 million in a money market fund in the corresponding period.

In the reporting period, the Group repaid net debts and paid interest amounting to NIS 1,221 million, of which NIS 622 million of debentures, NIS 424 million of loans and NIS 175 million of interest payments, compared with net debt repayment and interest payments of NIS 929 million in the corresponding period. Conversely, the Group received NIS 1,900 million in long-term loans, NIS 225 million in short-term credit, and NIS 18 million in proceeds from the exercise of employee stock options, compared with receipt of loans of NIS 400 million, short-term credit pf 41 million and proceeds of NIS 97 million from the exercise of employee stock options in the corresponding period. Most of the cash flow for finance activity stems from the fixed-line domestic communications segment.

A cash dividend of NIS 2,453 million was paid in the reporting period, compared with NIS 792 million in the corresponding period.

The average of long-term liabilities to financial institutions and debenture holders in the reporting period was NIS 4,336 million.

Average short-term bank credit in the reporting period was NIS 79 million.

Average credit from suppliers in the reporting quarter was NIS 996 million, and average short-term customer credit was NIS 2,581 million. Average long-term customer credit was NIS 858 million.

The working capital deficit in the Group at June 30, 2010 amounted to NIS 482 million and in the Company was NIS 1,564 million, compared with NIS 358 million and NIS 648 million respectively on June 30, 2009. Most of the increase in the working capital deficit of the Company stems from the decrease in cash balances and the increase in short-term financial liabilities. The increase in the Company's deficit was partially offset by termination of the consolidation of DBS in the Company's financial statements (the working capital deficit of DBS on June 30, 2009 was NIS 634 million). In addition, working capital increased in the cellular segment.

The Board of Directors of the Company reviewed the projected cash flow of the Company, including sources of credit and options for raising it, and determined that despite the deficit in working capital, the Company is not in liquidity difficulties.

The above description includes forward-looking information based on the Company's assessments. Actual results might differ substantially from these assessments if a change occurs in one of the factors taken into account in making them.

  5.           Explanations of the Board of Directors relating to market risks and their management

a.
Further to the description in the Directors' Report for 2009, hedging transactions against market risks associated with exposure to changes in exchange rates and to changes in the CPI, partially reduced this exposure.

b.
In April and May 2010, the Company raised NIS 1.9 billion of debt by means of loans from Israeli banks, of which NIS 400 million is against early repayment of bank loans raised in March 2009, as described in Note 13B to the financial statements. As a result, the surplus assets exposed to changes in the nominal shekel interest rate as was on December 31, 2009 decreased by NIS 820 million. In addition, during the reporting period the Company made hedging transactions on copper prices for 1,339 tons at USD 7,657 per ton, for a total value of USD 10.3 million. In addition, the sensitivity tests for the fair value and the effect of the change in the market prices on the fair value of the balances on and off the balance sheet for which there is a firm commitment at June 30, 2010, do not differ significantly from the report of December 31, 2009.

c.
The linkage bases report at June 30, 2010 does not differ significantly from the report of December 31, 2009, except for the decrease in CPI-linked liabilities of NIS 629 million, which stems mainly from repayment of debentures and loans in the Group.

B. Corporate governance

1.	Disclosure on the proceeding for approving the Company's financial statements

The organ responsible for oversight is the Board of Directors. The Company's Board of Directors appointed the Financial Statements Review Committee, whose tasks and composition are described in the Directors' Report for 2009 (the committee was previously known as the Balance Sheet Committee).

The financial statements were discussed by the Financial Statements Review Committee and submitted to the Board of Directors for approval. The following officers attended the Board discussion: Board members – Shlomo Rodav, Shaul Elovitz. Or Elovitz, Aryeh Saban, Felix Cohen, Rami Nomkin, Yehuda Porat, Eliahu Holtzman, Amikam Shorer, Yitzhak Edelman and Mordechai Keret. In addition, the following officers attended: Avraham Gabbay – CEO, Alan Gelman – CFO and Deputy CEO, Amir Nachlieli – General Counsel. Representatives of Somekh Chaikin, the Company's auditors, also participated in the discussion.

2.
Disclosure concerning the Company's stages of preparation and progress to date in the application of the provisions of the Securities (Periodic and immediate reports) (Amendment) Regulations, 5770-2009 ("the Regulations"), in the matter of internal control

The disclosure below is made pursuant to Article 8(a)(2) of the Regulations, concerning actions taken by the Group to the date of this report (beyond that described in Section 8C of the Directors Report for the year ended December 31, 2009).

a.	The Group has assessed the risks of the internal control on the basis of which the business processes and existing internal controls of financial reporting and disclosure were documented.
b.	The Group has analyzed existing gaps in the planning of the internal control of financial reporting and disclosure.
c.	The Group has started examination of the effectiveness of the internal control of financial reporting and disclosure.
d.	The Group has initiated auditing by its auditors relating to the existing internal control of financial reporting and disclosure.

It is noted that the Group received approval from the Securities Authority on June 20, 2010, so that when and as long as the Group applies the provisions of internal control in the format defined in the Sarbanes-Oxley Act of 2002 ("SOX") in accordance with US legal requirements, and as long as the Company is a subsidiary of a company that is traded in the US, then the Group's reports on the effectiveness of the internal control must be in the format required by SOX rather than in the format required by the Securities (Periodic and immediate reports) Regulations, 5730-1970. According to the current estimates of the Group in the matter of the timetables, the Group expects to start application of the SOX provisions in 2011.

C. Disclosure concerning the Company’s financial reporting

1. Critical accounting estimates

Preparation of the financial statements in accordance with IFRSs requires management to make assessments and estimates that affect the reported values of assets, liabilities, income and expenses, as well as disclosure in connection with contingent assets and liabilities. Management bases these assessments and estimates on past experience and on valuations, expert opinions and other factors which it believes are relevant in the circumstances. Actual results might differ from these assessments with different assumptions or conditions. The financial statements provide information about primary topics of uncertainty in critical estimates and judgments in the application of the accounting policy. We believe these assessments and estimates to be critical since any change in them and in the assumptions could potentially and materially affect the financial statements.

2.
Given the significance of the claims filed against the Group, which cannot yet be assessed or in respect of which the exposure cannot yet be calculated, the auditors drew attention to them in their opinion on the financial statements.

3. Events after the balance sheet date

On August 2, 2010, the Board of Directors of the Company resolved to recommend to the general meeting of the shareholders of the Company the distribution of a cash dividend of NIS 1,280 million to the shareholders.

D. Details of a series of liability certificates

Following are the updated data at June 30, 2010.

		Debentures Series 4	Debentures Series 5
A.	Par value	NIS 300,000,000 1	NIS 2,386,967,000
B.	Par value revalued at the reporting date (linked to the CPI)	NIS 344,232,229	NIS 2,738,903,240 2
C.	Accrued interest	NIS 1,358,067	NIS 11,931,113
D.	Fair value	NIS 361,440,000	NIS 3,132,655,491
E.	Stock exchange value	NIS 361,440,000	NIS 3,132,655,491

1.	On June 1, 2010, NIS 300,000,000 par value was repaid.
2.	Of which, NIS 1,010 million is held by a wholly-owned subsidiary.

On May 27, 2010 the Company was notified by Standard & Poor's Maalot that the present rating of the Company and of its debentures (AA+) was ratified and they were removed from negative CreditWatch. The rating outlook is stable.

We thank the managers, employees and shareholders of the Group’s companies.

Shlomo Rodav Chairman of the Board	Avraham Gabbay CEO